Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

June 5, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
11.50% per annum Contingent Coupon Autocallable Reverse Convertible Securities due September 5, 2018	May 31, 2017	F382
8.50% per annum Contingent Coupon Autocallable Reverse Convertible Securities due September 5, 2018	May 31, 2017	F383
Buffered Accelerated Return Equity Securities due December 5, 2018	May 31, 2017	K819
Buffered Accelerated Return Equity Securities due June 3, 2020	May 31, 2017	K822
Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index	May 25, 2017	SUN-114/2
Accelerated Barrier Notes due June 3, 2020	May 31, 2017	T1005
Accelerated Barrier Notes due June 3, 2022	May 31, 2017	T1009
Absolute Return Digital Barrier Securities due June 3, 2022	May 31, 2017	T1011

Absolute Return Barrier Securities due June 3, 2021	May 31, 2017	T1012
Trigger PLUS Based on the Value of the Tokyo Stock Price Index due July 5, 2018	May 31, 2017	T1022
Digital Barrier Notes due July 5, 2018	May 31, 2017	T1024
Absolute Return Barrier Securities due June 3, 2020	May 31, 2017	T1027
Absolute Return Digital Barrier Securities due June 5, 2019	May 31, 2017	T1032
7.00% per annum Contingent Coupon Callable Yield Notes due June 5, 2020	May 31, 2017	U2054
8.75% per annum Contingent Coupon Callable Yield Notes due June 5, 2020	May 31, 2017	U2055
7.25% per annum Contingent Coupon Autocallable Yield Notes due September 5, 2018	May 31, 2017	U2059
7.75% per annum Contingent Coupon Autocallable Yield Notes due September 5, 2018	May 31, 2017	U2060
Callable Contingent Income Securities due June 5, 2019	May 31, 2017	U2101